Allbirds, Inc.
730 Montgomery Street
San Francisco, CA 94111
VIA EDGAR
October 29, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Eiko Yaoita Pyles
Andrew Blume
Sherry Haywood
Perry Hindin
RE: Allbirds, Inc.
Registration Statement on Form S-1
File No. 333-259188
Ladies and Gentlemen:
Allbirds, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, November 2, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire, Calise Cheng and Jacob Hanna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (212) 479 6157, or in her absence, Calise Cheng at (650) 843 5172.
[Signature Page Follows]

Very truly yours,

Allbirds, Inc.

By:	/s/ Michael Bufano
Name:	Michael Bufano
Title:	Chief Financial Officer

cc: Joseph Zwillinger, Allbirds, Inc.
Timothy Brown, Allbirds, Inc.
Daniel Li, Allbirds, Inc.
Peter Werner, Cooley LLP
Calise Cheng, Cooley LLP
Jacob Hanna, Cooley LLP
Stelios G. Saffos, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Benjamin J. Cohen, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP